UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blue Water Vaccines Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

09610B108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 45032V108

1.	Names of Reporting Persons Joseph Hernandez
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,850,351(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,850,351 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,850,351(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 18.43%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 2,650,351 shares of common stock, which were purchased upon incorporation of the Issuer in October 2018 (as adjusted for a 4-for-1 stock split effected by the Company in November 2021 and (ii) 200,000 shares of common stock issuable upon exercise of options, granted on May 4, 2022 with an exercise price of $6.45, which fully vested on October 31, 2022.

(2)	The percentage of the shares of common stock held by the Reporting Person is based on the sum of (i) a total of 15,265,228 shares of common stock outstanding as of December 31, 2022, and (ii) options to purchase 200,000 shares of common stock which are exercisable as of or within 60 days of December 31, 2022..

Item 1(a).	Name of Issuer

Blue Water Vaccines Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

Item 2(a).	Names of Persons Filing

Joseph Hernandez (the “Reporting Person”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

Item 2(c).	Citizenship

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number

09610B108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2022, the Reporting Person may be deemed to beneficially own 2,850,351 shares of common stock, representing 18.43% of the total shares of common stock issued and outstanding of the Issuer as of December 31, 2022. The shares include (i) 2,650,351 shares of common stock and (ii) 200,000 shares of common stock issuable upon exercise of options, granted on May 4, 2022 with an exercise price of $6.45, which fully vested on October 31, 2022.

The percentage of the shares of common stock held by the Reporting Person is based on the sum of (i) a total of 15,265,228 shares of common stock outstanding as of December 31, 2022, and (ii) options to purchase 200,000 shares of common stock which are exercisable as of or within 60 days of December 31, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person hereby certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

By:	/s/ Joseph Hernandez
Name:	Joseph Hernandez

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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